FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June 2006


                         Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)

         17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.

Information furnished on this form:

Announcement, dated June 20, 2006, by the Registrant regarding the Despatch of the Major Transaction Circular in relation to the Commissioning of AsiaSat 5




                                    EXHIBIT

EXHIBIT NUMBER                                                         PAGE
--------------                                                         ----

1.1      Announcement, dated June 20, 2006, by the Despatch of the       5
         Major Transaction Circular in relation to the Commissioning of AsiaSat 5

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                             (Registrant)




Date: June 29, 2006                   By:  /s/ Peter Jackson
                                           ------------------------
                                           Peter Jackson
                                           Chief Executive Officer

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [CHINESE CHARACTERS OMITTED]

                (Incorporated in Bermuda with limited liability)
                               (STOCK CODE: 1135)

             DESPATCH OF THE MAJOR TRANSACTION CIRCULAR IN RELATION
                       TO THE COMMISSIONING OF ASIASAT 5

-------------------------------------------------------------------------------
The circular containing, among other things, details of the Transaction Agreements and the commissioning of AsiaSat 5 was despatched to the shareholders of the Company on 20 June 2006.
-------------------------------------------------------------------------------

Reference is made to the announcements made by the Company dated 28 April 2006 and 8 May 2006 (the "ANNOUNCEMENTS") relating to the Construction Agreement and Launch Contract (the "TRANSACTION AGREEMENTS"). Terms defined in the Announcements shall have the same meanings when used in this announcement unless the context otherwise requires.

The  circular  containing,  among  other  things,  details  of the  Transaction
Agreements  and  the   commissioning   of  AsiaSat  5  was  despatched  to  the
shareholders of the Company on 20 June 2006.

The total consideration for commissioning AsiaSat 5 is estimated to be approximately US$180 million (equivalent to approximately HK$1,404 million), which includes the contract price of US$95 million (equivalent to approximately HK$741 million) under the Construction Agreement , the contract price of US$45 million (equivalent to approximately HK$351 million) under the Launch Contract and other related costs such as launch insurance and ground facilities. The Transaction Agreements and the commissioning of AsiaSat 5 have been approved by written shareholders' approval in accordance with rule 14.44 of the Listing Rules. The Company's controlling shareholder, Bowenvale Limited, which owns approximately 69 per cent. of the issued share capital of the Company, has given its written approval to the Company on the Transaction Agreements and the commissioning of AsiaSat 5. No Shareholders meeting will be convened to consider the Transaction Agreements.

                                               By Order of the Board
                                                     DENIS LAU
                                                 Company Secretary

Hong Kong, 20 June 2006

As at the date of this announcement, the Board of Directors comprises (i) Mr. Peter JACKSON and Mr. William WADE as executive directors, (ii) Mr. Romain BAUSCH, Mr. MI Zeng Xin, Mr. Robert BEDNAREK, Ms. Cynthia DICKINS, Mr. DING Yu Cheng, Mr. JU Wei Min, Mr. KO Fai Wong and Mr. Mark RIGOLLE as non-executive directors, and (iii) Mr. Edward CHEN and Mr. Robert SZE as independent non-executive directors.